UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No.   2 )*

BBQ HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

05551A109

(CUSIP Number)

FS Special Opportunities I, L.P.

Peter O. Haeg

3033 Excelsior Boulevard, Suite 560

Minneapolis, MN 55416

Phone: (612) 309-5195

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 19, 2021

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 05551A109

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,169
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,169
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05551A109

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,169
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,169
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05551A109

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 418,1690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05551A109

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER 418,169
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05551A109

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to shares of the Common Stock, $.01 par value, of BBQ Holdings, Inc. a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 100, Minnetonka, MN 55343.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by:

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund” or the “Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

(b)        The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 340, Minneapolis, Minnesota 55416.

(c)        FS I Fund was organized in April 2013. FS I Fund is a private investment partnership whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital. Mr. Haeg was elected to the Issuer’s board of directors on May 15, 2018.

(d) - (e) During the last five years, neither the Fund, Farnam Capital, nor the principals of Farnam Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Farnam Group may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Item 4 as previously reported in the Reporting Persons’ Schedule 13D filed on or about November 20, 2017 and the Amendment filed on or about May 21, 2018 are incorporated herein by reference.

On April 19, 2021, FS I Fund and PW Partners LLC (“PW Partners”) entered into a Termination Agreement (the “Termination Agreement”), which terminated an arrangement pursuant to which PW Partners previously had the right to vote 418,169 Shares held by FS Fund I.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)	FS I Fund may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer, representing approximately 4.5% of the Common Stock. (All percentages are based upon 9,307,442 shares outstanding as of April 1, 2021, as reported in the Issuer's Form 10-K filed on April 2, 2021.)

(b)	FS I Fund has sole voting power and dispositive power with respect to the Common Stock. Farnam Capital may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its voting and dispositive power, representing approximately 4.5% of the Common Stock.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by the Funds by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

Mr. Haeg also has sole voting and dispositive power of 12,000 shares of Common Stock pursuant to an option for 20,000 shares, 12,000 of which are currently vested or which vest within 60 days.

(c)	None

(d)	Not applicable.

(e)	As of April 19, 2021, and the execution of the Termination Agreement (as described in Item 4), the Reporting Persons may no longer be deemed to be a “group” for purposes of Rule 13d-1, together with the group consisting of PW Partners, LLC and certain other affiliates of PW Partners (the “PW Group”).

The Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 as previously reported in the Reporting Person’s Schedule 13D filed on or about November 20, 2017, and its amendment filed on or about May 21, 2018, which are incorporated herein by reference for a description of terms of the Purchase Agreement and the Registration Rights Agreement and other arrangements regarding the 418,169 shares. These agreements were terminated by the Termination Agreement as described in Item 4, filed herewith as Exhibit 10.3.

With respect to FS I Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement to file jointly. (Incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed on or about November 20, 2017.)

10.1	Stock Purchase Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.1, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017).

10.2	Registration Rights Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.2, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017).

10.3	Termination Agreement dated April 19, 2021 between FS Special Opportunities I, L.P. and PW Partners, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2021

FS SPECIAL OPPORTUNITIES I, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg